                                               FILED PURSUANT TO RULE 424(b)(3)
                                                     REGISTRATION NO. 333-33660


   PROSPECTUS


                               PHYSIOMETRIX, INC.

                        2,080,340 SHARES OF COMMON STOCK
                         624,102 SHARES OF COMMON STOCK
                       ISSUABLE UPON EXERCISE OF WARRANTS

           We have prepared this prospectus to allow the selling stockholders that we have identified in this prospectus to sell up to 2,080,340 shares of our common stock, $.001 par value per share, which the selling stockholders purchased from us in a private placement in February 2000. This prospectus also enables these selling stockholders to sell up to 624,102 shares of our common stock issuable upon exercise of warrants issued to the selling stockholders in the private placement. In this prospectus, we sometimes refer to the shares of common stock issued in the private placement and the shares issuable upon exercise of the warrants collectively as the securities.

           We will not receive any of the proceeds from the sale of the securities by the selling stockholders.

           Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol "PHYX." On May 31, 2000, the last reported sale price of our common stock on the OTC Bulletin Board was $15.00.

                                ----------------

       THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS."

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  THE DATE OF THIS PROSPECTUS IS JULY 19, 2000.

                            ABOUT PHYSIOMETRIX, INC.

         We design, develop, manufacture and market noninvasive, advanced medical products incorporating proprietary materials, electronics technology and software for use in neurological monitoring applications during surgical and diagnostic procedures. We sell our products to hospitals, clinics and physicians' offices domestically and internationally. Our current principal product focus is our Patient State Analyzer, or PSA, an innovative system for monitoring brain activity during anesthesia. In July 2000, we received clearance from the Food and Drug Administration for our 510(k) application for the PSA. This clearance permits commercial marketing and sales of the PSA in the United States. On May 31, 2000, we entered into a strategic marketing and exclusive distribution agreement with Baxter Healthcare Corporation under which Baxter will distribute the PSA in the United States.

         Our initial products, which were commercially introduced in 1994, are our e-Net headpiece and disposable HydroDot biosensors, which are based upon our proprietary HydroGel technology, and its custom electronics. These products are packaged as the HydroDot NeuroMonitoring System, which was developed and is sold for brain monitoring applications, such as clinical electroencephalograph, or EEG, procedures. The system is marketed and sold as a safer, lower cost alternative to current EEG data collection technology. The system connects and interfaces to the standard input on all conventional EEG instruments currently in use worldwide, yet offers reduced patient setup time, more reliable data readings, and enhanced patient comfort and safety.

         PATIENT STATE ANALYZER. The Patient State Analyzer is being developed by us to provide a simplified, user friendly analysis of patient brain activity during surgical procedures involving general anesthesia. Currently, such monitoring is used only in a small percentage of all such procedures, primarily during high risk interventions such as cardiology and neurology surgeries. Traditional EEG devices also require a neurologist to interpret their data output. As a result, anesthesiologists are reluctant to use EEG monitoring during other surgical procedures, despite the potential benefits offered by brain monitoring, such as improved patient safety, shorter patient recovery times, and lower overall costs per procedure. In addition, we are developing the final component of the Patient State Analyzer, a proprietary software module which will process EEG data and provide an easy to read signal to anesthesiologists regarding patient's brain activity.

         We believe that monitoring patients' brain activity during surgery with the Patient State Analyzer will improve patient safety and lower costs per surgical procedure by better controlling the amount of anesthesia administered during surgeries. This will reduce the amount of postoperative recovery time required, and eliminate the requirement of a neurologist or specialized technologists to interpret EEG results during surgery. We believe that these benefits create the opportunity for the Patient State Analyzer to become the standard of care during surgical interventions using general anesthesia.

         In May 2000, we entered into a strategic marketing and exclusive distribution agreement with Baxter Healthcare Corporation. Physiometrix will be responsible for manufacturing, and Baxter will purchase products from us for resale. The agreement provides for specified minimum quarterly purchase commitments by Baxter during the first six calendar quarters of the agreement's term. If these commitments are not met, Baxter would lose its exclusivity under the agreement. The agreement is for a five year term; however, after December 31, 2001, either party may terminate the agreement upon specified notice. The agreement also contemplates a joint steering committee, comprised of three Physiometrix and three Baxter representatives. This committee will be responsible for establishment of marketing plans and strategies, sales forecasts and other matters arising under the agreement. Finally, although the agreement does not grant

Baxter rights to territories outside the United States, if Physiometrix desires to engage international distributors, we must offer Baxter the opportunity to negotiate for such distribution rights before granting them to a third party.

         This prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933. Actual events or results may differ materially from those projected in the forward-looking statements as a result of the factors described herein under "Risk Factors" and in the documents incorporated herein by reference. Such forward-looking statements include, but are not limited to, statements concerning (i) business strategy;
(ii) products under development; (iii) other products; (iv) marketing and distribution; (v) research and development; (vi) manufacturing; (vii) competition; (viii) government regulation; (ix) third-party reimbursement; (x) operating and capital requirements and (xi) clinical trials. Accordingly, you should carefully review the "Risk Factors" section of this prospectus.

         The table below summarizes the products currently offered by us, the products we are developing, the markets served by these products and their present development and/or commercialization status:


--------------------------------------------------------------------------------------------------------------------------
                                                                                      DEVELOPMENT/COMMERCIALIZATION
                 PRODUCT                               DESCRIPTION                             STATUS
--------------------------------------------------------------------------------------------------------------------------
PATIENT STATE ANALYZER                    Intraoperative EEG monitoring system   Commercial sales to commence in the
                                                                                 third quarter of 2000; 510(k) clearance
                                                                                 application approved by FDA
--------------------------------------------------------------------------------------------------------------------------
HYDRODOT NEUROMONITORING SYSTEM
         e-Net                            EEG headpiece                          Commercial sales

         Small e-Net                      EEG headpiece for children             Commercial sales

         OR e-Net                         EEG headpiece for operating room       Commercial sales
                                          Applications

         HydroDot biosensors              Disposable biosensors for use with     Commercial sales
                                          e-Nets

--------------------------------------------------------------------------------------------------------------------------
HYDROSPOT BIOSENSORS                      Disposable biosensors attached to      Commercial sales
                                          lead wires

--------------------------------------------------------------------------------------------------------------------------


                                  RISK FACTORS

         YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE MAKING AN INVESTMENT DECISION. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS COULD BE SERIOUSLY HARMED. AS A RESULT, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU COULD LOSE ALL OR PART OF THE VALUE OF YOUR INVESTMENT.

         WE ARE DEPENDENT UPON THE PATIENT STATE ANALYZER SYSTEM, AND IF WE ARE UNABLE TO INTRODUCE AND SUCCESSFULLY COMMERCIALIZE THIS PRODUCT, OUR BUSINESS WILL BE SERIOUSLY HARMED

         Our business is completely dependent upon the Patient State Analyzer, or PSA, system. We will need to build market acceptance for the system. Because we will depend upon our PSA system for substantially all of our future revenue and we have no other significant products, if we are unable to commence commercial sales of or achieve widespread market acceptance for the PSA system, we will not be able to sustain or grow our business. In this event, our business and operating results would be seriously harmed and our stock price would likely decline.

         WE HAVE RECENTLY ENTERED INTO AN EXCLUSIVE STRATEGIC MARKETING AND DISTRIBUTION AGREEMENT WITH BAXTER HEALTHCARE CORPORATION FOR MARKETING AND SALE OF THE PSA SYSTEM, AND WILL BE DEPENDENT UPON THE EFFORTS OF BAXTER FOR COMMERCIAL INTRODUCTION OF THE SYSTEM AND ONGOING DISTRIBUTION AND SALES EFFORTS.

         In May 2000, we entered into an exclusive strategic marketing and distribution agreement with Baxter, under which we have granted Baxter exclusive distribution rights in the United States for the PSA system. Accordingly, we will be dependent upon Baxter for commercial sales of the PSA. We cannot assure you that Baxter's marketing, sales and distribution efforts will be successful or that Baxter will retain sufficient interest in the PSA system to continue to devote the necessary resources to the sales and distribution effort. Although either party can terminate the agreement upon specified notice after December 31, 2001, if we were to terminate the agreement due to dissatisfaction with Baxter's performance, or if Baxter were to terminate the agreement, we would, in all likelihood, not have the sales and marketing capabilities that we would need to support commercialization of the PSA system. We would either need to develop these capabilities ourselves or enter into arrangements with other parties. Accordingly, if the Baxter distribution relationship is not successful, our ability to support commercial sales of the PSA system would be seriously compromised. In this event, our business and operating results would be seriously harmed and our stock price would likely decline.

         WE WILL NOT BE ABLE TO ACHIEVE REVENUE GROWTH OR PROFITABILITY IF HOSPITALS AND ANESTHESIA SERVICE PROVIDERS DO NOT BUY AND USE THE PSA SYSTEM IN SUFFICIENT QUANTITIES

         If we are able to obtain regulatory clearance for, and commercially introduce, the PSA system, our revenue growth and prospects will depend on customer acceptance and usage of the PSA system. Customers may determine that the cost of the PSA system exceeds cost savings in drugs, personnel and post-anesthesia care recovery resulting from use of the PSA system. In addition, hospitals and anesthesia providers may not accept the PSA system as an accurate means of assessing a patient's level of consciousness during surgery if patients regain consciousness during surgery while being monitored with the PSA system or if they do not consider the PSA system to be a clinically reliable measuring system for other reasons. If extensive or frequent malfunctions occur, these providers may also conclude that the PSA system is unreliable. If hospitals and anesthesia providers do not accept the PSA system as cost-effective, accurate or reliable, they will not buy and use the PSA system in sufficient quantities to enable us to be profitable. In this event, our business, operating results and long-term prospects would be seriously harmed. Our stock price would also likely decline.

         WE EXPECT TO CONTINUE TO INCUR LOSSES IN THE FUTURE, AND WE CANNOT ASSURE YOU THAT WE WILL EVER BECOME PROFITABLE

         We have incurred net losses in each year since inception. We expect to increase significantly our research and development, sales and marketing and general and administrative expenses in future periods. We will spend these amounts before we receive any incremental revenue from these efforts. Therefore, our losses will be greater than the losses we would incur if we developed our business more slowly. In addition, we may find that these efforts are more expensive than we currently anticipate, which would further increase our losses. Failure to become and remain profitable may depress the market price of our common stock and our ability to raise capital and continue our operations.

         WE HAVE A LIMITED OPERATING HISTORY THAT YOU MAY USE TO ASSESS OUR PROSPECTS, AND WE HAVE NO OPERATING EXPERIENCE OR HISTORY RELATED TO THE PSA SYSTEM, OUR CURRENT PRINCIPAL PRODUCT UNDER DEVELOPMENT

         We have a limited history of operations. Since our inception in January 1990, we have been primarily engaged in research and development of neurophysiological monitoring products. To date, we have sold only a small number of units of our HydroDot NeuroMonitoring System and these sales have generated only limited revenues. Furthermore, these products are not central to our core business, which relates to the development and commercialization of the PSA system. We have had no revenues from commercial sales of the PSA system. Accordingly, our historical results of operations may be of limited utility in evaluating our future prospects. In addition, we do not have experience in manufacturing, marketing or selling our products in quantities necessary for achieving profitability. Whether we can successfully manage the transition to a larger scale commercial enterprise will depend upon the successful development of our manufacturing capability, the success of our strategic marketing and distribution alliance with Baxter, the development of the remainder of our marketing and distribution network, obtaining U.S. FDA and foreign regulatory approvals for the PSA system and other potential products and strengthening our its financial and management systems, procedures and controls. Accordingly, due to the significant change in our business associated with the PSA, our historical financial information is of limited utility in evaluating our future prospects, and we cannot assure that we will be able to achieve or sustain revenue growth or profitability.

         WE FACE INTENSE COMPETITION AND MAY NOT BE ABLE TO COMPETE EFFECTIVELY, WHICH COULD HARM THE MARKET FOR OUR PRODUCTS AND OUR OPERATING RESULTS

         We expect to face substantial competition from larger medical device companies that have greater financial, technical, marketing and other resources than we do. As our resources in these areas are extremely limited, any current or potential competitor of ours is likely to have greater resources in these areas. In particular, Aspect Medical markets an anesthesia monitoring system that competes with the PSA. Aspect has received FDA clearance for this system and is marketing it in the U.S. We may not be able to compete effectively with Aspect or other potential competitors. Other companies may develop anesthesia-monitoring systems that perform better than the PSA system and/or sell for less. Competition in the sale of anesthesia-monitoring systems could result in the inability of the PSA to achieve market acceptance, price reductions, fewer orders, reduced gross margins and inability to establish or erosion of market share. Any of these events would harm our business and operating results and cause our stock price to decline.

         WE MAY NOT BE ABLE TO KEEP UP WITH NEW PRODUCTS OR ALTERNATIVE TECHNIQUES DEVELOPED BY COMPETITORS, WHICH COULD IMPAIR OUR FUTURE GROWTH AND OUR ABILITY TO COMPETE

         The medical industry in which we market our products is characterized by rapid product development and technological advances. Our current or planned products are at risk of obsolescence from:

         new monitoring products, based on new or improved technologies, new products or technologies used on patients or in the operating room during surgery in lieu of monitoring devices, electrical or mechanical interference from new or existing products or technologies,
         alternative techniques for evaluating the effects of anesthesia, significant changes in the methods of delivering anesthesia, and the development of new anesthetic agents.

         We may not be able to improve our products or develop new products or technologies quickly enough to maintain a competitive position in our markets and continue to grow our business.

         IF WE DO NOT SUCCESSFULLY DEVELOP AND INTRODUCE NEW OR ENHANCED PRODUCTS ,WE COULD LOSE REVENUE OPPORTUNITIES AND CUSTOMERS

         As the market for anesthesia monitoring equipment matures, we need to develop and introduce new products for anesthesia monitoring or other applications. We face at least the following risks:

         we may not successfully adapt the PSA system to function properly in the intensive care unit, for procedural sedation, when used with anesthetics we have not tested or with patient populations we have not studied, such as infants and young children, and our technology is complex, and we may not be able to develop it further for applications outside anesthesia monitoring.

         If we do not successfully adapt the PSA system for new products and applications both within and outside the field of anesthesia monitoring, then we could lose revenue opportunities and customers.

         WE HAVE EXPERIENCED SIGNIFICANT OPERATING LOSSES TO DATE, AND OUR FUTURE OPERATING RESULTS COULD FLUCTUATE SIGNIFICANTLY

         We have experienced significant operating losses since inception and, as of December 31, 1999 had an accumulated deficit of approximately $29.4 million. The development and commercialization of the PSA system and other new products, if any, will require substantial development, clinical, regulatory and other expenditures. We expect our operating losses to continue for at least the next couple of years as we continue to expend substantial resources to expand marketing and sales activities, scale up manufacturing capabilities, continue research and development and support regulatory and reimbursement approvals. Results of operations may fluctuate significantly from quarter to quarter and will depend upon numerous factors, including actions relating to regulatory and reimbursement matters, including particularly whether the PSA system is able to garner market acceptance. In addition, competition, availability of third party reimbursement and other factors may affect our future results of operations.

         WE MUST COMPLY WITH FDA REGULATIONS RELATING TO MEDICAL DEVICES AND MAY BE REQUIRED TO SEEK ADDITIONAL FUTURE REGULATORY APPROVALS

         Although we have obtained FDA 510(k) clearance for the PSA, we may be required to submit additional 510(k) clearance applications or pre-market approval applications for new products or for modified or enhanced versions of existing products. If we fail to obtain timely clearance or approval for our products, we will not be able to market and sell our products, which will limit our ability to generate revenue. In particular if we elect to enhance or modify the PSA system, we may also be required to obtain additional clearances from the FDA before we can market enhanced or modified versions of this product.

         The FDA also requires us to adhere to current Good Manufacturing Practices regulations, which include production design controls, testing, quality control, storage and documentation procedures. The FDA may at any time inspect our facilities to determine whether adequate compliance has been achieved. Compliance with current Good Manufacturing Practices regulations for medical devices is difficult and costly. In addition, we may not continue to be compliant as a result of future changes in, or interpretations of, regulations by the FDA or other regulatory agencies. If we do not achieve continued compliance, the FDA may withdraw marketing clearance, seize products, prevent commercial sales of products, impose civil or criminal sanctions or require product recall. When any change or modification is made to a device or its intended use, the manufacturer may be required to reassess compliance with current Good Manufacturing Practices regulations, which may cause interruptions or delays in the marketing and sale of our products.

         Sales of our products outside the United States are subject to foreign regulatory requirements that vary from country to country. The time required to obtain approvals from foreign countries may be longer or shorter than that required for FDA approval, and requirements for foreign licensing may differ from FDA requirements. The Federal, state and foreign laws and regulations regarding the manufacture and sale of our products are subject to future changes, as are administrative interpretations of regulatory agencies. If we fail to comply with applicable federal, state or foreign laws or regulations, we could be subject to enforcement actions, including product seizures, recalls, withdrawal of clearances or approvals and civil and criminal penalties.

         WE MAY NEED ADDITIONAL FUNDS, AND SUCH FUNDS MAY NOT BE AVAILABLE ON COMMERCIALLY REASONABLE TERMS WHEN WE NEED THEM

         We plan to continue to expend substantial funds for obtaining regulatory approvals, expansion of sales and marketing activities and research and development. We may be required to expend greater than anticipated funds if unforeseen difficulties arise in the course of obtaining necessary regulatory approvals or in other aspects of our business. In particular, our funding needs will increase significantly if we cannot obtain satisfactory third party arrangements for marketing, sale and distribution of the PSA system. Although we believe that our existing cash reserves, including the proceeds from the sale of the securities being registered for resale, will be sufficient to meet our operating and capital requirements during the next 12 months, we may require additional financing within this time frame. Our future liquidity and capital requirements will depend upon numerous factors, including actions relating to regulatory matters, and the extent to which the PSA system gains market acceptance. Any additional financing, if required, may not be available on satisfactory terms or at all. Future equity financings may result in dilution to the holders of our common stock. Future debt financings may require us to pledge assets and to comply with financial and operational covenants.

         OUR RELIANCE ON SOLE AND LIMITED SOURCE SUPPLIERS COULD HARM OUR ABILITY TO MEET CUSTOMER REQUIREMENTS IN A TIMELY MANNER OR WITHIN BUDGET

         Some of the components that are necessary for the assembly of our PSA system are currently provided to us by separate sole suppliers or a limited group of suppliers. We purchase components through purchase orders rather than long-term supply agreements and generally do not maintain large volumes of inventory. We have experienced shortages and delays in obtaining some of the components of our PSA systems in the past, and we may experience similar delays or shortages in the future. The disruption or termination of the supply of components could cause a significant increase in the costs of these components, which could affect our profitability. A disruption or termination in the supply of components could also result in our inability to meet demand for our products, which could lead to customer dissatisfaction and damage our reputation. Furthermore, if we are required to change the manufacturer of a key component of the PSA system, we may be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. The delays associated with the verification of a new manufacturer could delay our ability to manufacture PSA systems in a timely manner or within budget.

         OUR BUSINESS DEPENDS ON OUR INTELLECTUAL PROPERTY RIGHTS, AND MEASURES WE TAKE TO PROTECT THOSE RIGHTS MAY NOT BE SUFFICIENT

         Our ability to compete effectively will depend in part on its ability to develop and maintain proprietary aspects of its technology. We cannot assure you that our issued patents or any patents that may be issued as a result of our U.S. or international patent applications will offer any degree of protection. We cannot assure you that any patents that may be issued to us or any of our patent applications will not be challenged, invalidated or circumvented in the future. In addition, we cannot assure you that competitors, many of which have substantial resources and have made substantial investments in competing technologies, will not seek to apply for and obtain patents that will prevent, limit or interfere with the our ability to make, use or sell its products either in the U.S. or in international markets.

         In addition to patents, we rely on trade secrets and proprietary know how, which we seek to protect, in part, through appropriate confidentiality and proprietary information agreements. These agreements generally provide that all confidential information developed or made known to the individual by us during the course of the individual's relationship with us, is to be kept confidential and not disclosed to third parties, except in specific circumstances. The agreements generally provide that all inventions conceived by the individual in the course of rendering services to us are our exclusive property. However, some of our agreements with consultants, who typically are employed on a full time basis by academic institutions or hospitals, do not contain assignment of invention provisions. We cannot assure you that proprietary information or confidentiality agreements with employees, consultants and others will not be breached, that we would have adequate remedies for any breach, or that our trade secrets will not otherwise become known to or independently developed by competitors.

         WE COULD BECOME INVOLVED IN LITIGATION RELATING INTELLECTUAL PROPERTY RIGHTS, AND ANY SUCH LITIGATION, EVEN IF RESOLVED FAVORABLY TO US, WILL RESULT IN SIGNIFICANT COST AND DIVERSION OF MANAGEMENT'S TIME AND EFFORT

         The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights, and companies in the medical device industry have employed intellectual property litigation to gain a competitive advantage. We cannot assure you that we will not in the future become subject to patent infringement claims and litigation or interference proceedings declared by the U.S. Patent and Trademark Office to determine the priority of inventions. The defense and prosecution of intellectual property suits, USPTO interference proceedings and related legal and administrative proceedings are both costly and time consuming. Litigation may be necessary to enforce patents issued to us, to protect trade secrets or know how owned by us or to determine the enforceability, scope and validity of the proprietary rights of others.

         Any litigation or interference proceedings will result in substantial expense to us and significant diversion of effort by our technical and management personnel. An adverse determination in litigation or interference proceedings to which we may become a party could subject us to significant liabilities to third parties or require us to seek licenses from third parties. Costs associated with licensing or similar arrangements that may be involved in statement of intellectual property disputes, including patent disputes, may be substantial and could include ongoing royalties. Furthermore, there can be no assurance that necessary licenses would be available to us on satisfactory terms if at all. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing, marketing and selling our products, which would seriously harm our business and operating results and would likely cause our stock price to decline.

         OUR BUSINESS ENTAILS THE RISK OF PRODUCT LIABILITY CLAIMS, AND THESE CLAIMS COULD HARM OUR FINANCIAL CONDITION AND OUR ABILITY TO MAINTAIN INSURANCE COVERAGES

         The manufacture and sale of our products expose us to product liability claims and product recalls, including those which may arise from misuse or malfunction of, or design flaws in, our products or use of our products with components or systems not manufactured or sold by us. Product liability claims or product recalls, regardless of their ultimate outcome, could require us to spend significant time and money in litigation or to pay significant damages. We currently maintain insurance; however, it might not cover the costs of any product liability claims made against us. Furthermore, we may not be able to obtain insurance in the future at satisfactory rates or in adequate amounts.

         IF WE DO NOT ATTRACT AND RETAIN SKILLED PERSONNEL, WE WILL NOT BE ABLE TO EXPAND OUR BUSINESS.

         Our products are based on complex technology. Accordingly, we require skilled personnel to develop, manufacture, sell and support our products. In addition, as we move toward commercialization of our products, we will require additional personnel skilled in the sales and marketing of medical device products. Our future success will depend largely on our ability to continue to hire, train, retain and motivate additional skilled personnel, particularly sales representatives and clinical specialists who are responsible for customer education and training and post-installation customer support. We continue to experience difficulty in recruiting and retaining skilled personnel because the pool of experienced persons is small and we compete for personnel with other companies, many of which have greater resources than we do. Consequently, if we are not able to attract and retain skilled personnel, we will not be able to expand our business.

         FAILURE OF USERS OF THE PSA SYSTEM TO OBTAIN ADEQUATE REIMBURSEMENT FROM THIRD PARTY PAYORS COULD LIMIT MARKET OF THE SYSTEM, WHICH COULD PREVENT US FROM GROWING OUR BUSINESS

         Anesthesia providers are generally not reimbursed separately for patient monitoring activities, including any such activities that would involve use of the PSA system. Accordingly, potential users of the PSA system would have to justify its use based on the clinical and cost benefits they believe use of the system provides. For hospitals and outpatient surgical centers, when reimbursement is based on charges or costs, patient monitoring with the PSA system may reduce reimbursements for surgical procedures, because charges or costs may decline as a result of monitoring with the PSA system. Failure by hospitals and other users of the PSA system to obtain adequate reimbursement from third-party payors, or any reduction in the reimbursement by third-party payors to hospitals and other users as a result of using the PSA system could limit market acceptance of the PSA system, which could prevent us from growing our revenues and our business.

         OUR STOCK PRICE MAY FLUCTUATE, WHICH MAY CAUSE YOUR INVESTMENT IN OUR STOCK TO SUFFER A DECLINE IN VALUE

         The market price of our common stock has fluctuated significantly in the past and may fluctuate significantly in the future in response to factors which are beyond our control. In addition, the stock market in general has recently experienced extreme price and volume fluctuations. In addition, the market prices of securities of technology and medical device companies have been extremely volatile, and have experienced fluctuations that often have been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations could result in extreme fluctuations in the price of our common stock, which could cause a decline in the value of your shares.

         WE MAY INCUR SIGNIFICANT COSTS FROM SECURITIES CLASS LITIGATION DUE TO OUR STOCK PRICE VOLATILITY

         Our stock price may fluctuate for many reasons, including timing of regulatory actions relating to the PSA system, variations in our quarterly operating results and changes in market valuations of medical device companies. Recently, when the market price of a stock has been volatile as our stock price may be, holders of that stock have occasionally instituted securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a lawsuit of this type against us, even if the lawsuit is without merit, we could incur substantial costs defending the lawsuit. The lawsuit could also divert the time and attention of our management.

         ANTITAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS AND UNDER DELAWARE LAW COULD PREVENT OR DELAY TRANSACTIONS THAT STOCKHOLDERS MAY FAVOR

         Provisions of our restated certificate of incorporation and amended and restated by-laws may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions include:

         authorizing the issuance of "blank check" preferred stock without any need for action by stockholders,
         requiring supermajority stockholder voting to effect certain amendments to our restated certificate of incorporation and amended and restated by-laws, eliminating the ability of stockholders to call special meetings of stockholders,
         prohibiting stockholder action by written consent, and establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the securities by the selling stockholders.

                              SELLING STOCKHOLDERS

         We are registering all 2,080,340 shares of our Common Stock issuable upon exercise of Warrants covered by this prospectus on behalf of the selling stockholders named in the table below. We have registered the shares to permit the selling stockholders and their pledgees, donees, transferees or other successors-in-interest that receive their shares from selling stockholders as a gift, partnership distribution or another non-sale related transfer after the date of this prospectus to resell the shares when they deem appropriate. We refer to all of these possible sellers as selling stockholders in this prospectus.

         The table below sets forth the following information with respect to each selling stockholder as of March 2, 2000: (i) name of the selling stockholder and (ii) the number of shares of common stock the selling stockholder is offering. Except as set forth in the table below, none of the selling stockholders has had a material relationship with us within the last three years other than as a result of the ownership of the shares or other securities of Physiometrix. We do not know how long the selling stockholders will hold the shares before selling them and we currently have no agreements, arrangements or understandings with any of the selling stockholders regarding the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below.


                                                                                                        NUMBER OF SHARES
                                                                                                           ISSUABLE ON
                                                                                     NUMBER OF SHARES      EXERCISE OF
                            NAME OF SELLING STOCKHOLDER                                   OFFERED           WARRANTS
------------------------------------------------------------------------------       ----------------   -----------------
Invesco Funds Group...........................................................              370,370               111,111

Raptor Global Portfolio, Ltd..................................................              368,890               110,667

Altar Rock Fund, L.P..........................................................                1,480                   444

Oracle Partners, L.P..........................................................              174,900                52,470

Oracle Institutional Partners, L.P............................................               48,400                14,520

Oracle Offshore, Ltd..........................................................                8,900                 2,670

Sam Oracle Fund, Inc..........................................................               45,800                13,740

Oxford Bioscience Partners III, L.P...........................................              243,320                72,996

Oxford Bioscience Partners (Bermuda) III, L.P. ...............................               34,680                10,404

EGS Private Healthcare Partnership, L.P.......................................              175,000                52,500

EGS Private Healthcare Counterpart, L.P.......................................               25,000                 7,500

Pequot Scout Fund, L.P........................................................              185,190                55,557



                                                                                                        NUMBER OF SHARES
                                                                                                           ISSUABLE ON
                                                                                     NUMBER OF SHARES      EXERCISE OF
                            NAME OF SELLING STOCKHOLDER                                   OFFERED           WARRANTS
------------------------------------------------------------------------------       ----------------   -----------------
Narragansett I, L.P...........................................................               40,150                12,045

Narragansett Offshore, Ltd....................................................               14,850                 4,455

Kensington Partners, L.P......................................................               70,460                21,138

Kensington Partners, II.......................................................                4,000                 1,200

Bald Eagle Fund, Ltd..........................................................               16,280                 4,884

Peter B. Orthwein Family Trust................................................                1,850                   555

Essex Global Life Sciences Fund, LLP..........................................               46,300                13,890

Knott Partners, L.P...........................................................               23,800                 7,140

Matterhorn Offshore Fund Ltd..................................................                4,400                 1,320

The Common Fund...............................................................               10,500                 3,150

Trinkaus & Burkhardt, Int'l...................................................                1,300                   390

Valor Capital Management......................................................               18,520                 5,556

First Clearing Corporation, Custodian for Huntley G. Davenport Special IRA....               10,000                 3,000

John Curran...................................................................               10,000                 3,000

Gregory G. Huston IRA.........................................................               10,000                 3,000

David B. Musket SEP IRA.......................................................               10,000                 3,000

Fechtor Detwiler & Co.........................................................               10,000                 3,000

Stuart Chase..................................................................                5,000                 1,500

Harry R. Lankenau.............................................................                5,000                 1,500

T.C. Tomkins..................................................................                5,000                 1,500

Dalal Salomon.................................................................                2,500                   750

Tom Horton....................................................................                2,500                   750

Edward L. Horton..............................................................                2,500                   750

Kenneth Zaslav, M.D...........................................................                2,500                   750



                                                                                                        NUMBER OF SHARES
                                                                                                           ISSUABLE ON
                                                                                     NUMBER OF SHARES      EXERCISE OF
                            NAME OF SELLING STOCKHOLDER                                   OFFERED           WARRANTS
------------------------------------------------------------------------------       ----------------   -----------------
David Musket..................................................................               65,000                19,500

Barry Kurokawa................................................................                6,000                 1,800


                              PLAN OF DISTRIBUTION

         The selling stockholders may sell the common stock from time to time. The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The selling stockholders may make these sales on one or more exchanges, in the over-the-counter market or otherwise, at prices and terms that are then-prevailing or at prices related to the then-current market price, or in privately negotiated transactions. The selling stockholders may use one or more of the following methods to sell the common stock:

         a block trade in which the selling stockholder's broker or dealer will attempt to sell the shares as agent, but may position and resell all or a portion of the block as a principal to facilitate the transaction;

         a broker or dealer may purchase the common stock as a principal and then resell the common stock for its own account pursuant to this prospectus;

         an exchange distribution in accordance with the rules of the applicable exchange; and

         ordinary brokerage transactions and transactions in which the broker solicits purchasers.

         To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. If the plan of distribution involves an arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, the supplement will disclose:

         the name of each selling stockholder and of the participating broker-dealer(s);

         the number of shares involved;

         the price at which the shares were sold;

         the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

         that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

         other facts material to the transaction.

         In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.

         The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell shares short and redeliver the shares to close out such short positions. The selling stockholders may enter into options or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon default, the broker-dealer may sell the pledged shares pursuant to this prospectus.

         Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principal, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be "underwriters" within the meaning of section 2(11) of the Securities Act of 1933 in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or concessions under the Securities Act. Because selling stockholders may be deemed "underwriters" within the meaning of section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act.

         Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

         The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

         Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

         We will bear all costs, expense and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sale of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify the selling stockholders against certain liabilities in connection with their offering of the shares, including liabilities arising under the Securities Act.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    Our amended and restated certificate of incorporation authorizes the issuance of 50,000,000 shares of common stock, $0.001 par value, and authorizes the issuance of 10,000,000 shares of undesignated preferred stock, $0.001 par value. From time to time, our board of directors may establish the rights and preferences of the preferred stock.

COMMON STOCK

    Each holder of common stock is entitled to one vote for each share held on all matters to be voted upon by the stockholders and there are no cumulative voting rights. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably the dividends, if any, that are declared from time to time by the board of directors out of funds legally available for that purpose. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of Physiometrix, the holders of common stock are entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

PREFERRED STOCK

    The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of this preferred stock. However, the effects might include, among other things:

    -   restricting dividends on the common stock;

    -   diluting the voting power of the common stock;

    -   impairing the liquidation rights of the common stock; or

    - delaying or preventing a change in control of Physiometrix without further action by the stockholders.

    At December 31, 1999, no shares of preferred stock were outstanding, and we have no present plans to issue any shares of preferred stock.

WARRANTS

    In March 1996, we issued warrants to purchase an aggregate of 7,500 shares of our common stock. The shares issuable upon exercise of these warrants may be offered for resale with this prospectus. These warrants have an exercise price of $5 per share and expire, if not previously exercised, on March 22, 2001. The warrants may be exercised by paying the exercise price in cash or, alternatively, on a cashless, net exercise basis.

    In February 2000, we issued warrants to purchase an aggregate of 624,102 shares of our common stock. The shares issuable upon exercise of these warrants may be offered for resale. These warrants have an exercise price of $14.04 per share and expire, if not previously exercised, on February 29, 2001. The warrants may be exercised by paying the exercise price in cash or, alternatively, on a cashless, net exercise basis. In addition, Physiometrix may call the warrants for redemption, at a redemption price of $0.001 per share subject to each warrant, if the closing price of Physiometrix common stock equals or exceeds $28.08 per share for a period of five consecutive trading days ending on the trading day that Physiometrix gives notice of redemption.

ANTITAKEOVER EFFECTS OF PROVISIONS OF DELAWARE LAW AND OUR CHARTER AND BYLAWS

    Provisions of Delaware law and our certificate of incorporation and bylaws could make the following more difficult:

    -   the acquisition of Physiometrix by means of a tender offer;

    - the acquisition of Physiometrix by means of a proxy contest or otherwise; or

    -   the removal of our incumbent officers and directors.

    These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of Physiometrix to negotiate first with our board. We believe that the benefits of increased protection of its potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Physiometrix outweigh the disadvantages of discouraging these proposals because negotiation of any proposals of this type could result in an improvement of their terms.

    STOCKHOLDER MEETINGS. Under our bylaws, only the board of directors, the chairman of the board or the president may call special meetings of stockholders.

    REQUIREMENTS FOR ADVANCE NOTIFICATION OF STOCKHOLDER NOMINATIONS AND PROPOSALS. Our bylaws establish advance notice procedures for stockholder proposals and for the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board.

    DELAWARE ANTITAKEOVER LAW. Physiometrix is subject to Section 203 of the Delaware General Corporation Law, an antitakeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in the manner specified in Section 203. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status did own 15% or more of a corporation's voting stock. The existence of this provision may have an antitakeover effect by discouraging takeover attempts not approved in advance by the board of directors, that might result in a premium over the market price for the shares of common stock held by stockholders.

    ELIMINATION OF STOCKHOLDER ACTION BY WRITTEN CONSENT. Our certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

    NO CUMULATIVE VOTING. Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.

    UNDESIGNATED PREFERRED STOCK. The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of Physiometrix. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of Physiometrix.

    AMENDMENT OF CHARTER PROVISIONS. The amendment of any of the above provisions would require approval by holders of at least 66 2/3% of the outstanding common stock.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for our common stock is American Stock Transfer and Trust. The telephone number for our transfer agent and registrar is
(718) 921-8200.

                                  LEGAL MATTERS

         The validity of the common stock offered hereby has been passed upon for us by Wilson Sonsini Goodrich & Rosati, Palo Alto, California.

                                     EXPERTS

         Our consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1997, 1998, and 1999 have been so incorporated in reliance on the report of Ernst & Young LLP, Independent Auditors, given on their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-732-0330 for further information on the public reference rooms.

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to these documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below (and any amendments thereto) and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all of their common stock:

         Annual report on Form 10-K for the fiscal year ended December 31, 1999; and

         Report on Form 10-Q for the fiscal quarter ended March 31, 2000.

         To obtain a copy of these filings at no cost, you may write or telephone us at the following address:

                  Corporate Secretary
                  Physiometrix, Inc.
                  5 Billerica Park
                  North Billerica, MA  01862
                  (978) 670-2422

==========================================  ====================================

     YOU SHOULD RELY ON THE INFORMATION
CONTAINED IN THIS DOCUMENT OR TO WHICH
WE HAVE REFERRED YOU. WE HAVE NOT
AUTHORIZED ANYONE TO PROVIDE YOU WITH
INFORMATION THAT IS DIFFERENT. THIS
DOCUMENT MAY ONLY BE USED HERE IT IS
LEGAL TO SELL THESE SECURITIES. THE
INFORMATION IN THIS DOCUMENT MAY ONLY BE
ACCURATE ON THE DATE OF THIS DOCUMENT.
THIS DOCUMENT MAY BE USED ONLY WHERE IT
IS LEGAL TO SELL THESE SECURITIES. THE            2,080,340 SHARES OF COMMON
INFORMATION IN THIS DOCUMENT MAY ONLY BE                     STOCK
ACCURATE ON THE DATE OF THIS DOCUMENT.          624,102 SHARES OF COMMON STOCK
                                                    ISSUABLE UPON EXERCISE
                                                         OF WARRANTS
             TABLE OF CONTENTS

                                     PAGE

RISK FACTORS...........................3              PHYSIOMETRIX, INC.
USE OF PROCEEDS.......................10
SELLING STOCKHOLDERS..................10
PLAN OF DISTRIBUTION..................13
LEGAL MATTERS.........................18
EXPERTS...............................18                COMMON STOCK
WHERE YOU CAN FIND MORE
   INFORMATION........................18

                                                   ----------------------

                                                        PROSPECTUS

                                                   ----------------------




                                                       July 19, 2000




==========================================  ====================================